Exhibit 99.1

Telesat Announces New Telstar 19 VANTAGE High Throughput Satellite

OTTAWA, CANADA, November 11, 2015 – Telesat, a leading global satellite operator, announced today its plans to procure a new satellite with two high throughput payloads, one in Ku-band and the other in Ka-band. The new satellite, called Telstar 19 VANTAGE, will be co-located with Telesat’s Telstar 14R at 63 degrees West, a prime orbital slot for coverage of the Americas. Telesat expects to enter into a construction agreement for Telstar 19 VANTAGE in the coming weeks.

Telstar 19 VANTAGE will be the second of a new generation of Telesat satellites optimized to serve the types of bandwidth intensive applications increasingly being used across the satellite industry. Hughes Network Systems LLC (Hughes) has made a significant commitment to utilize the satellite’s high throughput Ka-band capacity in South America to expand its broadband satellite services, as announced today in a separate Hughes release. The satellite has additional high throughput Ka-band capacity over Northern Canada, the Caribbean and the North Atlantic Ocean. It will also provide high throughput and conventional Ku-band capacity over Brazil, the Andean region and the North Atlantic Ocean.

“Telstar 19 VANTAGE is a versatile, state-of-the-art satellite optimized to serve growing markets in the Americas from Telesat’s prime 63 degrees West location,” said Dan Goldberg, Telesat’s President and CEO. “Telesat is pleased to have Hughes as an anchor tenant on this spacecraft and equally excited to be bringing new high throughput capacity to serve Latin America, Northern Canada and mobile broadband requirements in the Caribbean and North Atlantic, all markets where we have a leading position. Telstar 19 VANTAGE will build on Telesat’s record of innovation and provide users with greater choice and the competitive advantages they need to satisfy the growing demand for satellite broadband.”

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the Company’s state-of-the-art fleet consists of 14 satellites and the Canadian payload on ViaSat-1 with another satellite being readied for launch. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expects”, “plans” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 which can be obtained on the United States Securities and Exchange Commission (SEC) website at http://www.sec.gov. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

For further information:

Gerry Nagler, Telesat +1 908 470-4907 (gnagler@telesat.com)